Exhibit 3.1

CERTIFICATE OF THIRD AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
RANGE RESOURCES CORPORATION

Range Resources Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

1.
The Board of Directors of the Corporation, at a duly called and convened meeting of its members on December 6, 2023, duly adopted a resolution setting forth a proposed amendment to the Corporation’s Restated Certificate of Incorporation (the “Restated Certificate of Incorporation”), declared such amendment to be advisable and directed that such amendment be considered at the annual meeting of the stockholders of the Corporation on May 8, 2024. The resolution setting forth the amendment is as follows:

RESOLVED, that Article EIGHTH of the Corporation’s Restated Certificate of Incorporation be hereby amended to restate the text of Article EIGHTH in its entirety as follows:

“EIGHTH: No director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) regarding any director, under Section 174 of the Delaware General Corporation Law, (iv) for any transaction from which the director or officer derived an improper personal benefit, or (v) regarding any officer, in any action by or in the right of the Corporation. In addition to the circumstances in which a director or officer of the Corporation is not liable as set forth in the preceding sentence, a director or officer of the Corporation shall not be liable to the fullest extent permitted by any amendments to the Delaware General Corporation Law hereafter enacted that further limits or permits the Corporation to limit or eliminate the liability of a director or officer. Any repeal or modification of this Article EIGHTH shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.”

2.
At the Corporation’s annual meeting on May 8, 2024, which was duly held in accordance with Section 222 of the Delaware General Corporation Law, the proposed amendment to the Restated Certificate of Incorporation was presented to the Corporation’s stockholders pursuant to the resolution of the Corporation’s Board of Directors, and the amendment was duly adopted and approved by the stockholders of the Corporation owning more than a majority of the Corporation’s outstanding shares of common stock entitled to vote thereon in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Range Resources Corporation has caused this Certificate to be duly executed in its name by Erin W. McDowell, its Senior Vice President and General Counsel, as of May 8, 2024.

RANGE RESOURCES CORPORATION
By:	/s/ Erin W. McDowell
Erin W. McDowell,
Senior Vice President and General Counsel